UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Managed Duration Investment Grade Municipal Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

56165R103
(CUSIP Number)

Daniel L. Lippincott, CFA, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56165R103

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,696,711
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,696,711
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,696,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.95%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 56165R103

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,893
	8	SHARED VOTING POWER 13,754
	9	SOLE DISPOSITIVE POWER 34,893
	10	SHARED DISPOSITIVE POWER 13,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56165R103

1	NAME OF REPORTING PERSON Arthur Charles Regan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 56165R103

Item 1.	Security and Issuer.

This statement relates to the Common Stock of Managed Duration Investment Grade Municipal Fund (the "Shares"), a Delaware statutory trust (the "Issuer"). The address of the principal executive offices of the Issuer is 200 Park Avenue, 7th Floor, New York, New York 10166.

CUSIP NO. 56165R103

Item 2.	Identity and Background.

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus");

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by Karpus; and

  (iii) Arthur Charles Regan, as a nominee to the Board of Trustees of the Issuer (the "Board").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of Karpus and Mr. Karpus is 183 Sully's Trail, Pittsford, New York 14534. The address of the principal office of Arthur Charles Regan is 505 Eighth Avenue, Suite 800, New York, New York 10018.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus. The principal occupation of Mr. Regan is serving as President and CEO of Regan & Associates, Inc.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus and Mr. Regan are citizens of the United States of America.

CUSIP NO. 56165R103

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated (i) 13,754 Shares directly and (ii) 1,682,957 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents 24.95% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 1,696,711 Shares beneficially owned by Karpus Investment Management is approximately $23,062,606, excluding brokerage commissions. The Shares purchased by Karpus were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 48,647 Shares beneficially owned by Mr. Karpus and Karpus is approximately $649,990, excluding brokerage commissions. The shares purchased by Mr. Karpus were pruchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

CUSIP NO. 56165R103

Item 4.	Purpose of Transaction.
..

Karpus, an independent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since June 24, 2015.

On March 9, 2018, Karpus sent a letter containing a 14a-8 stockholder proposal seeking to terminate Cutwater Investor Services Corp., d/b/a Insight Investment ("Insight or the "Adviser"). The letter is attached as Exhibit 99.1.

In addition to the 14a-8 proposal, on March 9, 2018, Karpus delivered a letter (the "Nomination Letter") to the Issuer nominating one (1) highly qualified trustee candidate, Arthur Charles Regan (the "Nominee"), for election to the Board of Trustees of the Issuer (the "Board") at the Issuer's next Annual Meeting of Shareholders (the "Annual Meeting"). The Nomination Letter also contained an additional shareholder proposal Karpus intends to submit at the next Annual Meeting requesting that the Board take all steps in its power to declassify the Board so that all trustees are elected on an annual basis. The Reporting Persons have informed the Board that Karpus is willing to enter into discussions in furtherance of reaching a mutually agreeable resolution. The Reporting Persons intend to closely monitor the situation at the Issuer.

Karpus's highly-qualified Nominee is:

Arthur Charles Regan, age 55, has been the President & CEO of Regan & Associates, Inc. a New York, NY based proxy solicitation/stockholder services firm founded by him since 1991 and has had numerous articles published on stockholder related matters. From 1991 to 1998, Mr. Regan was the President of David Francis & Co., Inc., a proxy solicitation firm. From 1984 to 1988, Mr. Regan served as Vice President at Morrow & Co, Inc., a proxy solicitation firm. Mr. Regan has served as a Trustee for the Madison Strategic Sector Premium Fund (NYSE: MSP), a publicly listed closed-end fund, since August 2017. From 1997 to 2000 he served as an outside director and Corporate Secretary for US Wats, Inc., a Bala-Cynwyd, PA based publicly held telecommunications firm until that firm was merged out of existence. Mr. Regan received a Bachelor of Science from New York University.

Karpus purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to them, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, Karpus may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Karpus may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Karpus intends to review its investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

CUSIP NO. 56165R103

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 6,800,476 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2017, as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on October 10, 2017.

A ..	Karpus Investment Management

(a)
As of the close of business on March 9, 2018, Karpus Investment Management directly beneficially owned 13,754 Sharees, and as the investment adviser of the Accounts may be deemed to beneficially own the 1,682,957 Shares held in the Accounts.

Percentage: 24.95%

(b)	1. Sole power to vote or direct vote: 1,696,711
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,696,711
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus through the Accounts during the past sixty (60) days are set forth in Schedule B and incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on March 9, 2018, George W. Karpus directly beneficially owned 34,983 Shares, and as the President and CEO of Karpus, may be deemed to beneficially own the 13,754 Shares owned by Karpus.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 34,893
2. Shared power to vote or direct vote: 13,754
3. Sole power to dispose or direct the disposition: 34,893
4. Shared power to dispose or direct the disposition: 13,754

(c)	Mr. Karpus has not entered into any transactions in the Shares during the past sixty (60) days.

C ..	Arthur Charles Regan

(a)	As of the close of business on March 9, 2018, Arthur Charles Regan didn't beneficially own any Shares of the Issuer.

Percentage: 0.00%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares during the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The Reporting Persons, as members of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 56165R103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 9, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominee and certain business proposals at the next Annual Meeting, and (c) Karpus agreed to pay all pre-approved expenses with respect to the group's activities. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 56165R103

Item 7.	Material to be Filed as Exhibits.

99.1	14a-8 Shareholder Proposal sent to the Issuer on March 9, 2018.
99.2	Joint Filing and Solicitation Agreement by and between Karpus Management, Inc., George W. Karpus, and Arthur Charles Regan, dated March 9, 2018.

CUSIP NO. 56165R103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 12, 2018

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott, CFA
	Name:	Daniel L. Lippincott, CFA
	Title:	Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

CUSIP NO. 56165R103

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	No Shares Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	No Shares Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	No Shares Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	No Shares Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	No Shares Shares

CUSIP NO. 56165R103

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(150)	$13.22	1/29/2018
Sale of Common Stock	(200)	$13.18	2/6/2018
Sale of Common Stock	(5,000)	$13.14	2/21/2018
Purchase of Common Stock	18,500	$13.26	2/28/2018

CUSIP NO. 56165R103

EXHIBIT 99.1

14a-8 Shareholder Proposal Sent to the Issuer on March 9, 2018

VIA FEDERAL EXPRESS & ELECTRONIC MAIL      March 9, 2018

Secretary of the Managed Duration Investment Grade Municipal Fund
200 Park Avenue
7th Floor
New York, New York 1016

Re: 14a-8 Shareholder Proposal for the Managed Duration Investment Grade Municipal Fund ("MZF" or the "Fund")

To Whom It May Concern:
This letter shall serve as notice to the Managed Duration Investment Grade Municipal Fund ("MZF" or the "Fund"), as to Karpus Management, Inc.'s ("Karpus") timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to MZF shareholders at the Fund's next annual shareholders' meeting anticipated to be held in June 2018, or any postponement or adjournment thereof (the "Meeting").

Karpus' binding 14a-8 shareholder proposal (the "Proposal") is as follows:

  BE IT RESOLVED, that the Investment Advisory Agreement between the Managed Duration Investment Grade Municipal Fund ("MZF" or the "Fund") and Cutwater Investor Services Corp, d/b/a Insight Investment ("Insight" or the "Adviser") shall be terminated.

  Supporting Statement

  Although trading at a discount for a short period of time is not uncommon for closed-end funds, the persistent nature of MZF's discount combined with poor net asset value performance creates cause for concern and requires strong action by the Board. The following data illustrates our concerns:

Summary Statistics	Return	Peer Average	Rank
3 Year NAV Return	2.60%	3.54%	52 of 58
5 Year NAV Return	3.83%	4.24%	41 of 56
Current Yield @ NAV	3.73%	5.09%	57 of 58
Current Yield @ Market	4.07%	5.50%	57 of 58
5 Year Average Premium/Discount	-7.80%	-4.44%	47 of 56

    Sources/Explanation: Data as of 2/28/2018. Peer group data is from CEFA.com and data itself is from Bloomberg Finance, L.P. The Lipper peer group on CEFA.com is General and Insured Muni Debt Funds (Leveraged), with NUV, EXD and NID removed. NUV was removed because it was not levered, EXD was excluded because it was not levered and included options on the S&P 500 as a part of its strategy, and NID because it is an intermediate bond portfolio.

  In a closed-end fund, an adviser's duty is to manage a fund's assets and maximize shareholder value. In contrast, a Board's duty is to question the adviser and act as a check on assessing whether the adviser is the best option for implementing the Fund's strategy.

  Does the data above indicate to you that, at the very least, other mangers ought to be sought out as alternatives to the Adviser? To our knowledge, this has not been done. To us, this means that the Board is failing in its job to thoroughly assess the Adviser!

  This is why we are seeking to have the Adviser terminated and are submitting an additional proposal to declassify the Fund's Board. The Board's lack of action indicates that they are reluctant to do their job and seek a more effective manager.

  Contrary to standard scare tactics that Fund families tend to rely on when shareholders seek approval of a termination proposal, don't be fooled. It is the Board's job to seek and actively review management of a Fund and replace advisers like ours in order to maximize shareholder value.

  NOW is the time for action! Please vote FOR our proposal TODAY!

END OF PROPOSAL

Karpus is a holder of record of 1,000 shares of the Fund. The referenced shares were continuously and beneficially owned and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

/s/ Brett D. Gardner

Brett D. Gardner
Senior Corporate Governance Analyst

cc:
  Clifford Corso (via e-mail and Federal Express)
  James DiChiaro (via e-mail and Federal Express)
  Adam W. Finerman, Esq.
  Timothy D. Knox, Esq.

CUSIP NO. 56165R103

EXHIBIT 99.2

Joint Filing and Solicitation Agreement

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Managed Duration Investment Grade Municipal Fund, a Delaware statutory trust (the "Company");

WHEREAS, Karpus Management, Inc. and George W. Karpus (collectively, "Karpus") and Arthur Charles Regan wish to form a group for the purpose of seeking representation on the Board of Trustees of the Company (the "Board") at the next annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "2018 Annual Meeting") and for soliciting stockholder support for any proposal submitted by any member of the Group (as defined below) and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 9th day of March 2018 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board and any proposals submitted by any member of the Group to stockholders for their approval, each at the 2018 Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

4. Karpus shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 3 shall be first approved by Karpus, or its representatives, which approval shall not be unreasonably withheld.

6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

9. Any party hereto may terminate his/its obligations under this Agreement on 24 hours' prior written notice to all other parties, with a copy by fax to Adam W. Finerman at Olshan, Fax No. (212) 451-2222.

10. Each party acknowledges that Olshan shall act as counsel for both the Group and Karpus and its affiliates relating to their investment in the Company.

11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D required to be filed under applicable law pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott, CFA
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN